--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(F)

                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14F-1 THEREUNDER

                          NACT TELECOMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware

         (State or other jurisdiction of incorporation or organization)

                                    000-22017

                            (Commission File Number)

                                   87-0378662
                      (I.R.S. employer identification no.)

                     191 West 5200 North, Provo, Utah 84604
                    (Address of principal executive offices,
                               including zip code)

                                 (801) 802-3000
              (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------

                          NACT TELECOMMUNICATIONS, INC.

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

         This Information Statement (the "Information Statement") is being mailed on or about February 2, 1998 to the holders of record at the close of business on January 29, 1998 of the common stock, $.01 par value per share (the "Common Stock"), of NACT Telecommunications, Inc., a Delaware corporation (the "Company"), in connection with (i) the acquisition (the "Acquisition") by World Access, Inc. ("World Access") of an aggregate of 5,113,712 shares of Common Stock owned by GST USA, Inc. ("GST USA"), representing approximately 63% of the outstanding Common Stock at December 31, 1997, and (ii) the election of certain persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. No action is required by the stockholders of the Company in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

         All of the members of the Board of Directors have approved the Acquisition. No action is required by the stockholders of the Company in connection with the Acquisition.

         This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

               INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

         The shares of Common Stock are the only class of voting securities of the Company outstanding. The holder of each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. As of January 23, 1998, there were 8,128,797 shares of Common Stock outstanding.

                        CHANGE OF CONTROL OF THE COMPANY

         On December 31, 1997, GST USA and its parent corporation, GST Telecommunications, Inc. ("GST"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") under which GST USA agreed to sell the 5,113,712 shares of Common Stock owned by it to World Access. As a result, all of GST USA's equity interest in the Company, representing approximately 63% of the outstanding Common Stock, will be acquired by World Access and certain incumbent directors of the Company will resign and will be replaced by persons designated by World Access. The purchase price for GST USA's interest in the Company is $89,489,960, payable $59,662,956 in cash and $29,827,004 in shares of common stock of World Access.

         The Stock Purchase Agreement was attached as an exhibit to the Company's Current Report on Form 8-K dated January 2, 1998 (the "Form 8-K Report"), which was filed with the Securities and Exchange Commission (the "Commission"). For further information concerning the Acquisition, reference is made to the Form 8-K Report. The description in this Information Statement of the Stock Purchase Agreement and its terms and conditions is qualified in its entirety by reference to the Form 8-K Report and to the Stock Purchase Agreement and is not, and does not purport to be, complete.

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT MANAGEMENT

         The executive officers, directors and key employees of the Company, their ages and present positions with the Company are as follows:

         NAME            AGE                           POSITION(S)

A. Lindsay Wallace       48     President, Chief Executive Officer and Director

Eric F. Gurr             38     Chief Financial Officer, Treasurer and Secretary

W. Gordon Blankstein     47     Director

Stephen Irwin            56     Director

Robert L. Olson          47     Director

Clifford V. Sander       60     Director

Ronald S. Eliason        63     Director

Thomas E. Sawyer         65     Director

Gary D. Brown            43     Vice President of Research and Development

Geoffrey Shupe           42     Vice President of Sales and Marketing


         A. LINDSAY WALLACE has been the President and a director of the Company since January 1996 and Chief Executive Officer of the Company since April 1996. From January 1994 to January 1996, he was the Director of Sales and Marketing of the Company and was the Executive Vice President of the Company from October 1995 to January 1996. From 1988 to December 1993, Mr. Wallace was a National Account Manager of Sprint Corporation and opened the Sprint/Telnet data office in Salt Lake City, Utah.

         ERIC F. GURR has been the Vice President of Finance and Administration and Chief Financial Officer of the Company since August 1995 and Treasurer and Secretary of the Company since June 1989. Between June 1989 and August 1995, Mr. Gurr served as Controller and Director of Administration and Finance of the Company. From 1985 to 1989, Mr. Gurr served as a Senior Auditor for Deseret Management Corporation, a diversified conglomerate. Mr. Gurr is a Certified Public Accountant.

         W. GORDON BLANKSTEIN has been a director of the Company since April 1994. He was the Vice Chairman of the Board of GST from March 1997 to October 1997, was Chairman of the Board of GST from February 1995 to March 1997 and was a founder of GST. Mr. Blankstein is currently a director of GST and the Chairman of the Board of GST Global Telecommunications, Inc. He is a founder, past President and Chairman of the Board and former director of ICG Communications, Inc.

         STEPHEN IRWIN has been a director of the Company since November 1996. Mr. Irwin has been Vice Chairman of the Board and a director of GST since September 1995 and has been Secretary of GST since November 1992. Mr. Irwin is an attorney specializing in corporate matters and has been of counsel to the New York law firm of Olshan Grundman Frome & Rosenzweig LLP since 1990.

         ROBERT L. OLSON has been a director of the Company since November 1996. Mr. Olson has been the President, Chief Executive Officer and a director of PCS Plus Holdings Corporation, a wireless telecommunications company, since October 1997. Mr. Olson was President of GST Telecom Inc. ("GST Telecom"), a subsidiary of GST, from January 1997 to August 1997 and was Vice President and General Manager of Exchange and Wireless at GST Telecom from March 1995 until January 1997. Mr. Olson was Vice President and General Manager of Metroplex Communications Corporation, a holding company which owned various communications companies from 1986 to 1995. Mr. Olson's past experience included providing telecommunications consulting services to the industry as a supervisor with Ernst and Whinney.

         CLIFFORD V. SANDER has been a director of the Company since November 1996. Mr. Sander has been Senior Vice President and Treasurer of GST since March 1995. He has also been the Executive Vice President and Chief Financial Officer of GST Telecom since June 1994. From 1962 to 1994, Mr. Sander was in private accounting practice in Portland, Oregon. He was acting Chief Financial Officer of Electric Lightwave, Inc. ("ELI") during its formation in 1988 and continued to provide accounting and financial consulting services to ELI through 1993. Mr. Sander is a Certified Public Accountant.

         RONALD S. ELIASON has been a director of the Company since March 1997. Mr. Eliason has been the President and Chief Executive Officer of Campus Credit Union, a financial institution based in Provo, Utah, since June 1991. He was the Vice President-Administration and Chief Financial Officer of Novell, Inc. from August 1985 to April 1990.

         THOMAS E. SAWYER has been a director of the Company since May 1997. Dr. Sawyer was Chairman of the Board Emeritus of the Company from November 1996 to May 1997, a director of the Company from 1982 to November 1996, the Chairman of the Board of Directors of the Company from October 1985 to November 1996 and was Chief Executive Officer of the Company from October 1988 to March 1996. He was the Chief Technology Officer of GST from December 1993 to March 1997, was a director of GST from August 1995 to June 1997 and has been a director of GST since September 1997. Dr. Sawyer has over 35 years of experience in information technology industries and 23 years of experience in senior management of four publicly-traded information technology firms.

         GARY D. BROWN has been the Vice President of Research and Development of the Company since June 1996. Prior to being named Vice President, he had served as the Director of Research and Development of the Company since July 1990. In these positions, he has helped conceive and direct all development activities of the Company. From July 1985 until July 1990, Mr. Brown served as a Senior Software Engineer of the Company. Prior to joining the Company in July 1985, Mr. Brown was a Lead Software Engineer for a proprietary operating system at WICAT Systems, Inc. for over five years.

         GEOFFREY SHUPE has been the Vice President of Sales and Marketing of the Company since October 1996. Mr. Shupe is responsible for sales development, strategic sales development, marketing and technical support. He joined the Company in January 1994 as Major Account Manager for sales and became the Director of Sales and Marketing in January 1996. Mr. Shupe was an account representative, Major Account Representative and National Account Manager for Sprint Corporation from February 1987 through December 1993.

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualify. Executive officers are elected by and serve at the discretion of the Board of Directors.

MANAGEMENT FOLLOWING THE ACQUISITION

         Upon consummation of the Acquisition, Messrs. Blankstein, Irwin, Olson and Sander will resign their directorships and persons designated by World Access will be elected by the Company's remaining directors to fill the vacancies thereby created to serve until the next annual meting of stockholders and until each such person's successor has been duly elected and qualify. The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each person designated by World Access (the "World Access Designees") are set forth below. Each of the World Access Designees has consented to serve as a director of the Company if so elected.

         STEVEN A. ODOM (age 44) has been a director of World Access, a developer, manufacturer and marketer of wireline and wireless switching, transport and access products, since October 1994. In August 1995, Mr. Odom became Chairman and Chief Executive Officer of World Access. From 1990 to 1994, he was a private investor. From 1983 to 1987, Mr. Odom founded and served as Chairman and Chief Executive Officer of Data Contract Company, Inc. ("DCC"), a designer and manufacturer of intelligent data PBX systems, pay telephones and diagnostic equipment. From 1987 to 1990, he was Vice President for the Public Communications Division of Executone Information Systems, Inc., a public company that acquired DCC in 1987. Mr. Odom formerly served as a director for Telematic Products, Inc., a manufacturer of telephone central office equipment and Resurgens Communications Group, Inc., a provider of long distance operator services that later merged with LDDS Communications, Inc., now known as WorldCom, Inc.

         HENSLEY E. WEST (age 53) joined World Access in January 1996 as President and Chief Operating Officer and was also elected a director of World Access in January 1996. From January 1994 to December 1995, he was Group Vice President for the Access Systems Group of DSC Communications Corporation
("DSC"), a manufacturer of digital switching, transmission and access telecommunications equipment. During his nine year tenure with DSC, he held six sales and general management positions, including Senior Vice President of North American Sales from July 1993 to December 1993, Vice President of Access Products Division from March 1992 to July 1993, Vice President of RBOC Sales from October 1991 to March 1992 and Vice President of Business Development from March 1990 to October 1991. Prior to joining DSC, Mr. West held general, engineering and sales management positions with California Microwave, Inc., ITT Telecommunications, Inc. and Western Electric Co.

         MARK A. GERGEL (age 40) joined World Access in April 1992 as Vice President and Chief Financial Officer and was appointed Executive Vice President of World Access in January 1997. From 1983 to March 1992, Mr. Gergel held five positions of increasing responsibility with Federal-Mogul Corporation, a publicly-held manufacturer and distributor of vehicle parts, including International Accounting Manager, Assistant Corporate Controller, Manager of Corporate Development and Director of Internal Audit. Prior to joining Federal-Mogul, Mr. Gergel spent four years with the international accounting firm of Ernst & Young. Mr. Gergel is a Certified Public Accountant.

         SCOTT N. MADIGAN (age 40) joined World Access in March 1996 as Vice President of Business Development and was appointed Executive Vice President of Business Development in June 1997. Mr. Madigan spent the prior four years with DSC as Vice President of Marketing for the Access System Group and Vice President of Litespan International Operations and Wireless Access Marketing. From 1987 to 1992, he held product and account management positions with Northern Telecom, where he was responsible for identification, assessment and development of new business opportunities for Northern Telecom's switching, transport and access products. Prior to 1987, Mr. Madigan held engineering and operations management positions with California Microwave, Inc. and ITT Telecommunications, Inc.

         World Access has advised the Company that, to the best knowledge of World Access, except as described below, none of the World Access Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the
Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, (iv) is a party adverse to the Company or any of its subsidiaries in any legal proceeding or (v) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission. Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, World Access (i) may be deemed to have beneficial ownership of the shares of Common Stock subject to the Stock Purchase Agreement and (ii) beneficially owns 355,000 shares of Common Stock and, as a result, the World access Designees may be deemed, by virtue of their position with and beneficial ownership of World Access, to have beneficial ownership of 5,468,712 shares of Common Stock.

PENDING LITIGATION

         No director, officer, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the Common Stock, or any person known to the Company to be an associate of any of the foregoing is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceedings.

                          BOARD MEETINGS AND COMMITTEES

BOARD OF DIRECTORS MEETINGS

         The Board of Directors held two meetings during the fiscal year ended September 30, 1997. From time to time during such fiscal year, the members of the Board of Directors acted by unanimous written consent. W. Gordon Blankstein attended only one of such meetings and Robert Olson did not attend either of such meetings.

BOARD COMMITTEES

         The Board of Directors has two standing committees: Audit Committee and Compensation Committee.

         AUDIT COMMITTEE. The Audit Committee is composed of Ronald S. Eliason (Chairman) and Thomas E. Sawyer. The Audit Committee of the Board of Directors reviews the results and scope of the annual audit and other services provided by the Company's independent accountant, reviews and evaluates the Company's internal audit and control functions, and monitors transactions between the Company and its principal stockholder and its employees, officers and directors. The Audit Committee did not meet during the fiscal year ended September 30, 1997.

         COMPENSATION COMMITTEE. The Compensation Committee is composed of Ronald S. Eliason (Chairman) and Thomas E. Sawyer. The Compensation Committee of the Board of Directors administers the 1996 Stock Option Plan and reviews and approves the compensation and benefits for the Company's executive officers. The Compensation Committee did not meet during the fiscal year ended September 30, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         On the date hereof, no interlocking relationship exists between any member of the Company's Board of Directors and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past, except as follows: Thomas E. Sawyer, a director of GST, W. Gordon Blankstein, a director of GST, Stephen Irwin, the Vice Chairman of the Board of GST and a director of GST USA, and Clifford V. Sander, Senior Vice President of GST and GST USA and a director of GST USA, each serve as a director of the Company.

                              DIRECTOR COMPENSATION

         The Company does not pay any compensation to employees of the Company or GST who serve on the Board of Directors. However, the Board of Directors may in the future authorize the payment of a fixed sum to directors for their attendance at regular and special meetings of the Board of Directors as is customary for similar companies. Independent directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at such meetings and receive (i) an annual retainer of $15,000, paid quarterly, (ii) $2,500 per committee appointment,

(iii) $1,500 for each Board or committee meeting attended and (iv) $1,000 per committee meeting for serving as chairman of a committee.

         The Company granted five-year options to purchase 25,000 shares of Common Stock at an exercise price per share of $10.00 to Mr. Eliason in February 1997. Reference is made to the option tables below for information in respect of options granted to Dr. Sawyer.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information concerning ownership of the Company's Common Stock outstanding as of January 23, 1998 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director, (iii) each of the executive officers named in the Summary Compensation Table below and (iv) all executive officers and directors of the Company as a group.

         Name and Address of          Amount of Shares
         Beneficial Owner(1)       Beneficially Owned(2)     Percent of Class
         -------------------       ---------------------    -------------------

GST USA, Inc.(3)                         5,113,712                 62.9%

Thomas E. Sawyer                         25,000(4)                  (5)

A. Lindsay Wallace                       76,667(4)                  (5)

W. Gordon Blankstein(3)                     0(6)                    --

Stephen Irwin(3)                            0(6)                    --

Robert L. Olson(3)                          0(6)                    --

Clifford V. Sander(3)                       0(6)                    --

Ronald S. Eliason                        25,000(4)                  (5)

Eric F. Gurr                             43,125(4)                  (5)

All directors and officers               169,792(4)                2.0%
  as a group (8 persons)

World Access, Inc.                      5,468,712(7)               67.3%


------------

(1)      Unless    otherwise    indicated,    all   addresses   are   c/o   NACT
         Telecommunications, Inc. 191 West 5200 North, Provo, Utah 84604.

(2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act ("Rule 13d-3") and unless otherwise indicated, represents shares as to which the beneficial owner has sole voting and investment power. The percentage of class is calculated in accordance with Rule 13d-3 and includes options or other rights to subscribe that are exercisable within 60 days after January 23, 1998.

(3) The address of these beneficial owners is 4001 Main Street, Vancouver, Washington 98663.

(4) Represents shares of Common Stock issuable upon the exercise of options.

(5)      Less than 1%.

(6)      Does not include shares of Common Stock beneficially owned by GST USA.

(7)      Represents (i) 355,000 shares of Common Stock owned by World Access and
         (ii) 5,113,712 shares of Common Stock that World Access may be deemed to beneficially own by reason of the Stock Purchase Agreement.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who are beneficial owners of more than 10% of the Common Stock, to file reports of ownership and changes in ownership with the Commission. Such persons are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of copies of such forms furnished to the Company, or written representations that no Form 5's were required, the Company believes that during the fiscal year ended September 30, 1997, there was compliance with all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners.

                             EXECUTIVE COMPENSATION

         The following table sets forth for the fiscal years indicated the certain information concerning compensation of the Company's Chief Executive Officer and each other most highly compensated executive officer of the Company whose aggregate cash compensation exceeded $100,000 during the fiscal year ended September 30, 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           Long-Term Compensation
                                                                                          ------------------------

                                                        Annual Compensation                 Awards(1)         Payouts
                                           ----------------------------------------       -----------     -----------

                                                                                                        Long-Term
                                                                                      Securities      Incentive         All Other
                                                                       Other Annual   Underlying         Plan         Compensation
Name and Principal Position        Year     Salary($)     Bonus($)    Compensation($) Options(#)      Payouts($)         ($)(2)
---------------------------      ------    ----------  -----------  ----------------- -----------   -----------      --------------

Thomas E. Sawyer(3)...........     1997    --          --           --                85,000              --                    --
         Chairman of the           1996    $222,556    $2,066       $5,608(4)         --                  --                $4,492
         Board of Directors        1995    $140,793    $4,733       $14,959(4)        --                  --                    --

A. Lindsay Wallace............     1997    $165,769    $2,500       --                160,000             --                $4,308
         President and Chief       1996    $149,841    $1,036       $27,036(4)        --                  --                $5,055
         Executive Officer         1995    $96,807     $1,300       $63,293(5)        --                  --                    --

Eric F. Gurr..................     1997    $95,769     $4,550       --                90,000              --               $10,385
         Chief Financial           1996    $70,772     $1,200       $5,035(4)         --                  --                    --
         Officer                   1995    $53,262     $933         $6,493(4)         --                  --                    --

(1) The Company did not make any restricted stock awards or grant any stock appreciation rights.

(2) Represent payments made pursuant to the Company's Profit Sharing Plan. The Company terminated this plan in September 1996.

(3) Dr. Sawyer served as the Company's Chief Executive Officer from October 1988 to March 1996. Dr. Sawyer resigned as Chairman of the Board in November 1996. From April 1996 until June 30, 1997, his compensation was paid entirely by GST USA for services rendered to GST USA and its subsidiaries.

(4) Represents matching contributions by the Company to its 401(k) Plan.

(5) Represents sales commissions paid.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                       POTENTIAL REALIZABLE VALUE
                                                    INDIVIDUAL GRANTS                                    AT ASSUMED ANNUAL RATES
                              ---------------------------------------------------------------       OF STOCK PRICE APPRECIATION FOR
                                                                                                             OPTION TERM(1)
                                                                                                  ------------------------------
                            NUMBER OF          % OF TOTAL
                           SECURITIES           OPTIONS
                           UNDERLYING          GRANTED TO        EXERCISE OR
                             OPTIONS          EMPLOYEES IN        BASE PRICE     EXPIRATION
           NAME            GRANTED (#)        FISCAL YEAR           ($/SH)          DATE               5%($)             10%($)
----------------------- --------------      --------------     --------------  -------------    --------------     --------------

Thomas E. Sawyer.......      85,000(2)             9.1%               $9.35     11/25/01             219,575            485,203

A. Lindsay Wallace.....     160,000(3)            17.1%               $9.35     11/25/01             413,317            913,323

Eric F. Gurr...........      90,000(4)             9.6%               $9.35     11/25/01             232,491            513,744


------------------------
(1) The potential realizable portion of the table illustrates value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming (for illustrative purposes only) the specified compounded rates of appreciation of the Common Stock over the term of the option. These numbers do not take into account provisions providing for termination of the option following termination of employment, nontransferability or difference in vesting periods.

(2) Such option is fully vested. Options to purchase 25,000 shares of Common Stock became exercisable on September 30, 1997 and options to purchase 60,000 shares of Common Stock become exercisable on September 30, 1998.

(3) Options to purchase 80,000 shares of Common Stock vested and became exercisable as to one-third on September 30, 1997 and vest and become exercisable as to one-third on September 30, 1998 and the remaining one-third on September 30, 1999. Options to purchase 40,000 shares of Common Stock vested and became exercisable as to one-fourth on September 30, 1997 and vest and become exercisable as to one-fourth on September 30, 1998, one-fourth on September 30, 1999 and the remaining one-fourth on September 30, 2000. Options to purchase an additional 40,000 shares of Common Stock vested on September 30, 1997 and become exercisable on September 30, 1998.

(4) Options to purchase 45,000 shares of Common Stock vested and became exercisable as to one-third on September 30, 1997 and vest and become exercisable as to one-third on September 30, 1998 and the remaining one-third on September 30, 1999. Options to purchase 22,500 shares of Common Stock vested and became exercisable as to one-fourth on September 30, 1997 and vest and become exercisable as to one-fourth on September 30, 1998, one-fourth on September 30, 1999 and the remaining one-fourth on September 30, 2000. Options to purchase an additional 22,500 shares of Common Stock vested on September 30, 1997 and become exercisable on September 30, 1998.

GST OPTION GRANTS

         On June 1, 1996, GST granted options to purchase 5,000 of its Common Shares at an exercise price of $10.00 per share to each of Dr. Sawyer and Mr. Wallace. Such options expire on May 31, 2001. During the fiscal year ended September 30, 1997, Dr. Sawyer, Mr. Wallace and Mr. Gurr exercised options to purchase 75,000, 22,193 and 21,750 Common Shares of GST, respectively.

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
                  FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                            NO. OF SHARES                VALUE(1) OF UNEXERCISED
                                                                           OF COMMON STOCK                 IN THE MONEY OPTIONS
                                    SHARES                              UNDERLYING UNEXERCISED                      AT
                                 ACQUIRED ON             VALUE            OPTIONS AT FY-END               FY-END($) EXERCISABLE/
            NAME                 EXERCISE (#)         REALIZED($)     EXERCISABLE/UNEXERCISABLE               UNEXERCISABLE
-------------------------     ---------------      ---------------   --------------------------        --------------------------

Thomas E. Sawyer............          --                   --               25,000/60,000                    $161,575/387,780

A. Lindsay Wallace..........          --                   --               36,667/123,333                   $236,979/797,101

Eric F. Gurr................          --                   --               20,625/69,375                    $133,299/448,371

---------------------
(1) Represents the total gain that would be realized if all in-the-money options held at September 30, 1997 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the fair market value of $15.813 per share at September 30, 1997. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

EMPLOYMENT AND CONSULTING AGREEMENTS

         The Company has entered into an employment agreement with Mr. Wallace pursuant to which, effective October 1, 1996, Mr. Wallace is employed as the Company's President and Chief Executive Officer for a term ending on September 30, 2001. The agreement provides for an initial base salary of $160,000 annually or such greater amount as the Board of Directors may determine, and incentive compensation as awarded by the Board of Directors from time to time. In the event of Mr. Wallace's death while employed by the Company, the agreement provides for a payment of one and a half times his then current base annual salary, over a period of one and a half years, to his designated beneficiary. In the event of his disability, Mr. Wallace is to receive the full amount of his base salary for six months. If such six-month period ends prior to September 30, 2001, he is to receive salary at a rate of one-half his then current base salary for a further period ending on the earlier of one year thereafter or September 30, 2001. The agreement contains covenants restricting Mr. Wallace's ability to engage in activities competitive with those of the Company for a period ending on the earlier of two years after his termination or September 30, 2001. Upon a change of control of the Company that results in Mr. Wallace's removal from the Company's Board of Directors, a significant change in the conditions of his employment or other breach of the agreement, he is to receive liquidated damages equal to the "base amount," as defined in the United States Internal Revenue Code of 1986, as amended (the "Code"), of his compensation.

         The Company has entered into an employment agreement with Mr. Gurr pursuant to which, effective October 1, 1996, Mr. Gurr is employed as the Company's Chief Financial Officer for a term ending on September

30, 2001. The terms of Mr. Gurr's agreement are identical to Mr. Wallace's agreement, except that Mr. Gurr's agreement provides for an initial base salary of $90,000.

         GST USA and GST Telecom entered into a consulting agreement dated April 1, 1996 with Infotec Consulting, Inc. ("Infotec") under which Dr. Sawyer, a director of the Company, provided personal services to GST and its subsidiaries, including the Company, at the rate of $125 per hour for hours invoiced monthly until June 30, 1997. The agreement provided that Dr. Sawyer render management and technical consulting services including the development and evaluation of strategic and operational planning, merger and acquisition proposals, preparation of reports and studies thereon and assistance in negotiations and discussions pertaining thereto. Such consulting agreement also contained covenants restricting Dr. Sawyer's ability to engage in activities competitive with those of GST and its subsidiaries. The agreement also provided for a payment to Infotec of one and one half times the amount paid to Infotec during the six months preceding Dr. Sawyer's death in the event of Dr. Sawyer's death during the term of the agreement. The agreement was mutually terminated by the parties on April 10, 1997. The Company has entered into a deferred compensation trust agreement with Dr. Sawyer whereby the Company funded a trust with $144,000, with principal and related interest thereon to be paid to Dr. Sawyer based upon a defined payment schedule.

1996 STOCK OPTION PLAN

         The Company's 1996 Stock Option Plan (the "Stock Option Plan") was approved by the Board of Directors and the sole stockholder of the Company on November 26, 1996. The purpose of the Stock Option Plan is to create additional incentives for the Company's employees, directors and others who perform substantial services to the Company by providing an opportunity to purchase shares of the Common Stock pursuant to the exercise of options granted under the Stock Option Plan. The Company may grant options that qualify as incentive stock options under Section 422 of the Code, and non-qualified stock options. Incentive stock options may be granted to employees (including officers and directors who are employees). Non-qualified stock options may be granted to employees, officers, directors, independent contractors and consultants of the Company. As of January 15, 1998, 1,250,000 shares were reserved for issuance under the Stock Option Plan and options to purchase 1,039,065 shares of Common Stock were outstanding.

         The maximum number of shares that may be subject to options granted under the Stock Option Plan to any individual in any calendar year may not exceed 100,000 and the method of counting such shares shall conform to any requirements applicable to "performance-based" compensation under Section 162(m) of the Code. It is intended that compensation realized upon the exercise of an option granted under the Stock Option Plan will thereupon be regarded as "performance-based" under Section 162(m) of the Code and that such compensation may be deductible without regard to the limits of Section 162(m) of the Code.

         The Board of Directors or the Compensation Committee thereof composed of two or more non-management directors that are "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code, is authorized to administer the Stock Option Plan in a manner that complies with Rule 16b-3 under the Exchange Act. The Board of Directors or Compensation Committee determines which eligible individuals are granted options and the terms of such options, including the exercise price, number of shares subject to the option and the vesting and exercisability thereof; provided, the maximum term of an incentive stock option granted under the Stock Option Plan may not exceed five years.

         The exercise price of an incentive stock option granted under the Stock Option Plan must equal at least 100% of the fair market value of the subject stock on the date of grant and the exercise price of all non-qualified stock options must equal at least 80% of the fair market value of the subject stock on the date of grant; provided, however, that if an option granted to the Company's Chief Executive Officer or to any of the Company's other four most highly compensated officers is intended to qualify as "performance-based" compensation under Section 162(m) of the Code, the exercise price must equal at least 100% of the fair market value of the subject stock on the date of grant. With respect to any participant who owns more than 10% of the voting power of the Common Stock of the Company, the exercise price of any option granted must equal at least 110% of the fair market value on the date of grant. The aggregate fair market value on the date of grant of the stock for which incentive stock options are exercisable for the first time by an employee of the Company during any calendar year may not exceed $100,000.

         Options shall become exercisable at such times and in such installments as the Board of Directors or Compensation Committee shall provide. Non-qualified and incentive stock options granted under the Stock Option Plan are not transferable other than by will or the laws of descent or distribution, and each option that has not yet expired is exercisable only by the recipient during such person's lifetime or for 12 months thereafter by the person or persons to whom the option passes by will or the laws of descent or distribution. The Stock Option Plan may be amended at any time by the Board of Directors although certain amendments require stockholder approval. The Stock Option Plan will terminate on November 25, 2006, unless earlier terminated by the Board of Directors.

401(K) PLAN

         The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") which is available to all employees of the Company who have attained the age of twenty-one. Such eligible employees may elect to defer any percentage of their current salary subject to a maximum of 15% or the statutory maximum ($9,500 in 1997), whichever is the lesser. The maximum salary that can be considered for compensation purposes is $150,000 per year.

         The Company matches the deferrals of its employees to the extent of 50% of such deferrals, up to a maximum of 7.5% of the annual compensation of such employees. During the fiscal year ended September 30, 1997, the Company contributed $88,361 to the 401(k) Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         From time to time the Company has made short-term loans to GST, or subsidiary companies of GST, in order to provide for temporary working capital requirements. Such loans were made at prevailing rates of interest, and all have been repaid in full, with interest. At the date of this information statement, no such loans were outstanding.

         On July 1, 1997, the Company moved its entire operations to a new 40,000-square-foot facility in Provo, Utah. The Company purchased the land and the building from GST Realco, Inc., a subsidiary of GST, with a portion of the net proceeds of the Company's initial public offering. The purchase price and additional costs to the Company to complete construction of the building aggregated approximately $4.1 million.

         In early 1995, the Company began offering prepaid debit and international call back/reorigination services to its customers that did not yet desire to expend a substantial amount of capital on hardware. The Company incorporated Wasatch International Network Services, Inc. ("Wins") to offer such services. The Company was able to increase sales of its switch systems as a result of services provided by Wins as certain users of these services grew to be able to justify the capital expenditure to purchase a switch. Effective October 1, 1995, the Company declared a dividend consisting of 100% of the outstanding capital stock of Wins payable to its sole stockholder, GST USA. Since becoming a subsidiary of GST USA, Wins has continued to refer customers to the Company.

         The Company provides facilities management services to certain of its customers who have purchased switching and billing systems. Included in the provision of facilities management services is the offering of network carrier services. Prior to October 1, 1996, the Company offered such services to its customers pursuant to a resale contract that it had negotiated with major interexchange carriers. Effective October 1, 1996, the Company has purchased a substantial portion of its carrier service from GST or subsidiaries thereof. The Company obtains such service from GST on terms no less favorable than those accorded to the network carrier accounts of GST which enjoy the most preferential rates.

         Stephen Irwin, a director of the Company, is of counsel to the law firm of Olshan Grundman Frome & Rosenzweig LLP, which rendered services to the Company both during the last fiscal year and the current fiscal year.

         The Company believes that the foregoing transactions were in its best interests. It is the Company's current policy that all transactions by the Company with officers, directors, 5% stockholders and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

                                         By Order of the Board of Directors



                                         A. Lindsay Wallace
                                         President and Chief Executive Officer

Provo, Utah
January 31, 1998